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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
    McNee           Allen              J.           (Month/Day/Year)       Merrill Corporation (MRLL)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        2-1-99             5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director           10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
One Merrill Circle                                  Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X   title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                           President, Document                     Line)
                                                                           Management Services                    Form filed by One
                                                                           -----------------------------        X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    St. Paul          MN             55108                                                                     ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                             -0-                              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Employee Stock Option (Right to Buy)  (1)    4-10-2002    Common Stock        7,000       $ 8.125        D
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Employee Stock Option (Right to Buy)  (2)    3-25-2003    Common Stock       17,000       $ 8.125        D
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Employee Stock Option (Right to Buy)  (3)    4-23-2002    Common Stock       16,000       $11.6875       D
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Employee Stock Option (Right to Buy)  (4)    5-28-2003    Common Stock        8,000       $21.375        D
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Explanation of Responses:

(1)  This option was granted on April 10, 1995 under the Issuer's 1993 Stock Incentive Plan, as amended.  Currently, 1,500 shares of the option have vested and are exercisable.  The remaining 5,500 shares of the option are exercisable in four installments: 1,500 shares each on April 10, 1999; April 10, 2000; and April 10, 2001; with the final installment of
     1,000 shares exercisable on October 10, 2001.

(2)  This option was granted on March 25, 1996 under the Issuer's 1993 Stock Incentive Plan, as amended.  Currently, 3,000 shares of the option have vested and are exercisable.  The remaining 14,000 shares of the option are exercisable in five installments: 3,000 shares each on March 25, 1999; March 25, 2000; March 25, 2001; March 25, 2002; with the final installment of 2,000 shares exercisable on September 25, 2002.

(3)  This option was granted on April 23, 1997 under the Issuer's 1996 Non-Statutory Stock Option Plan, as amended.  Currently,
     20% of the option for 3,200 shares has vested and is exercisable.  The remaining 80% of the option is exercisable in four installments: 3,200 shares each on April 23, 1999; April 23, 2000; April 23, 2001; and October 23, 2001.

(4)  This option was granted on May 28, 1998 under the Issuer's 1996 Non-Statutory Stock Option Plan, as amended, and is exercisable in five installments.  The options first become exercisable as to 20% one year after the date of grant, and as to an additional 20% each year thereafter, with the final installment of 20% exercisable after November 28, 2002.

                                                                       /s/ Allen J. McNee                           2-10-99
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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